UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: October 15, 2024

Commission File Number: 333-281772

Sunrise Communications AG

(Exact name of registrant as specified in its charter)

Thurgauerstrasse 101b

8152 Glattpark (Opfikon), Switzerland

Tel: +41 58 777 76 66

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNRISE COMMUNICATIONS AG

By:	/s/ Marcel Huber
Name: Marcel Huber
Title: Director of Sunrise Communications AG

Date: October 15, 2024

EXHIBIT

Exhibit	Description of Exhibit

99.1	News Release dated October 15, 2024